UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 3)

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RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

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Zhangmen Education Inc.
(Name of the Issuer)

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Zhangmen Education Inc.
Ultimate Vitor II Holdings Limited
Summit Lustre Limited
Yi Zhang
(Names of Persons Filing Statement)

Class A Ordinary Shares, par value $0.00001 per share*
American Depositary Shares, each representing seventy-two Class A Ordinary Shares
(Title of Class of Securities)

98955H200**
(CUSIP Number of Class of Securities)

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Zhangmen Education Inc. No.1666 North Sichuan Road Hongkou District Shanghai, People’s Republic of China Tel: +86-16628513671	Ultimate Vitor II Holdings Limited Summit Lustre Limited Yi Zhang c/o Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands Tel: +86-16628513671

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

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With copies to:

Xiaoxi Lin, Esq. Linklaters 11th floor Alexandra House, Chater Road Hong Kong, People’s Republic of China Tel: +852 2842 4888	Li He, Esq. Davis Polk & Wardwell LLP 18/F, The Hong Kong Club Building 3A Chater Road, Central Hong Kong, People’s Republic of China Tel: +852 2533 3300

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This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

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*        Not for trading, but only in connection with the quotation on the OTC Pink Limited Information (the “OTC Market”) of the American depositary shares (“ADSs”), each representing seventy-two Class A ordinary shares, par value $0.00001 per share, of the issuer (together with Class B ordinary shares, par value $0.00001 per share, of the issuer, each an “Ordinary Share” and collectively, the “Ordinary Shares”).

**      CUSIP number of the ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Item 15	Additional Information	1
Item 16	Exhibits	3

i

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (as amended, this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)     Zhangmen Education Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”);

(b)    Ultimate Vitor II Holdings Limited, a business company incorporated under the laws of the British Virgin Islands (“Parent”);

(c)     Summit Lustre Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); and

(d)    Yi Zhang, a citizen of the People’s Republic of China (the “PRC”) (the “Buyer” or the “Founder Shareholder”).

This Schedule 13E-3 relates to the agreement and plan of merger dated as of July 28, 2023 (the “Merger Agreement”) by and among Parent, Merger Sub and the Company providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with Part XVI of the Companies Act (as amended) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Schedule 13E-3. Capitalized terms used in this Final Amendment and not otherwise defined have the meanings ascribed to such terms in the Schedule 13E-3, including the proxy statement attached as exhibit (a)-(1) to the Schedule 13E-3.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On November 1, 2023, at 10:00 a.m. (China Standard Time), an extraordinary general meeting of the shareholders of the Company was held at No.1666 North Sichuan Road, Gaobao Building, Hongkou District, Shanghai, China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

On November 15, 2023, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of November 15, 2023, pursuant to which the Merger became effective on November 15, 2023 (the “Effective Time”). As a result of the Merger, the Company has become a wholly-owned subsidiary of Parent.

At the Effective Time, (a) each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than (i) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by the Company as treasury shares, Parent, or any of their respective direct or indirect subsidiaries of the Company or the Parent immediately prior to the Effective Time, including the Founder Shares and Ordinary Shares (including ADSs corresponding to such Ordinary Shares) held by entities set forth in Section 2.1(c) of the Parent Disclosure Letter (as defined in the Merger Agreement) (collectively the “Cancelled Shares”); (ii) Ordinary Shares (including ADSs corresponding to such Ordinary Shares) held by Citibank, N.A. (the “ADS Depositary”) and reserved for issuance and allocation pursuant to the Company Share Plans (Ordinary Shares described under (i) and (ii) above are collectively referred to herein as the “Excluded Shares”); (iii) Ordinary Shares owned by holders of Ordinary Shares who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger pursuant to

Section 238 of the Cayman Islands Companies Act (“Dissenting Shares”) and (iv) Ordinary Shares represented by ADSs, was cancelled and ceased to exist in exchange for the right to receive $0.0077778 (representing $0.56 divided by seventy-two) per Ordinary Share in cash without interest (the “Per Share Merger Consideration”), and (b) each ADS issued and outstanding immediately prior to the Effective Time (other than any ADS representing the Excluded Shares), together with the Ordinary Shares underlying such ADSs, was cancelled and ceased to exist in exchange for the right to receive $0.56 per ADS in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement by and among the Company, the ADS Depositary and the holders and beneficial owners from time to time of ADSs issued thereunder, dated as of June 10, 2021, as amended from time to time) pursuant to the terms and conditions set forth in the Merger Agreement, in each case, net of any applicable withholding taxes.

At the Effective Time, each Excluded Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist for no consideration in accordance with the provisions of the Cayman Islands Companies Act. Each Dissenting Share issued and outstanding immediately prior to the Effective Time has been cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Islands Companies Act, except where any Dissenting Shareholder has effectively withdrawn in accordance with the Cayman Islands Companies Act or lost the right to dissent, then in each case, as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled and having ceased to exist in accordance with the provisions of the Cayman Islands Companies Act at the Effective Time, be entitled to receive the Per Share Merger Consideration without interest.

In addition, at the Effective Time, (a) each Vested Company Option that was outstanding, unexercised and not yet expired as of immediately prior to the Effective Time, except as otherwise agreed to between a holder of such Vested Company Options and Parent, was cancelled and ceased to exist in exchange for the right to receive, at or promptly after the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to the excess of (A) Per Share Merger Consideration over (B) the exercise price of such Vested Company Option, multiplied by the number of Ordinary Shares underlying such Vested Company Option, less applicable taxes required to be withheld pursuant to the Merger Agreement (if any), except for any Vested Company Option that had an exercise price per Ordinary Share greater than or equal to the Per Share Merger Consideration which was cancelled and ceased to exist without consideration, (b) each Unvested Company Option that was outstanding as of immediately prior to the Effective Time was cancelled as of the Effective Time automatically and without action by the holder of such Unvested Company Options, (c) each Vested Company Restricted Share Award that is outstanding as of immediately prior to the Effective Time, except as otherwise agreed to between a holder of such Vested Restricted Share Award and Parent, was cancelled and ceased to exist in exchange for the right to receive, at or promptly after the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to Per Share Merger Consideration multiplied by the number of Ordinary Shares underlying such Vested Company Restricted Share Awards, less applicable taxes required to be withheld pursuant to the Merger Agreement (if any), and (d) each Unvested Company Restricted Share Award that is outstanding as of immediately prior to the Effective Time was cancelled as of the Effective Time, automatically and without action by the holder of such Unvested Company Restricted Share Awards.

As a result of the Merger, the Company’s ADS program will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the OTC Market. The Company intends to file with the SEC a Form 15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requesting the deregistration of the Company’s registered securities, under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 15(d) of the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Company’s registered securities becomes effective.

Item 16 Exhibits

(a)-(1)*	Proxy Statement of the Company dated September 28, 2023.
(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)*	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)*	Form of ADS Voting Instruction Card and Depositary Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(5)*	Press Release issued by the Company, dated July 28, 2023, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 28, 2023.
(b)*	Equity Commitment Letter, dated July 28, 2023, by and between Buyer and Parent.
(c)-(1)*	Opinion of Duff & Phelps, dated July 28, 2023, incorporated herein by reference to Annex B to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee, dated July 28, 2023.
(d)-(1)*	Agreement and Plan of Merger, dated as of July 28, 2023, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)*	Limited Guarantee, dated as of July 28, 2023, by Buyer in favor of the Company, incorporated herein by reference to Annex E to the Proxy Statement.
(d)-(3)*

Support Agreement, dated as of July 28, 2023, by and among Parent, the Founder Shareholder, Ultimate Vitor Family Trust, Merger Sub and the Company, incorporated herein by reference to Annex F to the Proxy Statement.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)*	Section 238 of the Cayman Islands Companies Act (as amended), incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not applicable.
107*	Filing Fee Table

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*        Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2023

Zhangmen Education Inc.
By:	/s/ Jicai Qi
Name:	Jicai Qi
Title:	Chairman of the Special Committee
Ultimate Vitor II Holdings Limited
By:	/s/ Yi Zhang
Name:	Yi Zhang
Title:	Director

Summit Lustre Limited
By:	/s/ Yi Zhang
Name:	Yi Zhang
Title:	Director
Yi Zhang
/s/ Yi Zhang

4